Exhibit H

CoStar Group Rent Comps Report for The Residences at Diamond Ridge





Rent Comparables

730 Anson St

Residences at Diamond Ridge
336 Unit Apartment Building
Winston-Salem, North Carolina - Ardmore Neighborhood

PREPARED BY

CoStar Group™
Rent Comparables

CoStar™

Rent Comparables Summary

730 Anson St - Residences at Diamond Ridge

No. Rent Comps	Avg. Rent Per Unit	Avg. Rent Per SF	Avg. Vacancy Rate
17	$790	$0.86	8.5%

RENT COMP LOCATIONS



East Bend
Bethania
Pfafftown
Oak Crest
Walkertown
Pine Knolls
Guthrie
Willowbend
Kernersville
Colfax
Yadkin River
West Bend
Lewisville
Huntsville
Winston-Salem
Union Cross
Clemmons
Wood Lee
Bermuda Run
Muddy Creek
Wallburg
Gum Tree
Horneytown
Map data ©2020
Residences at Diamond Ridge
Rent Comps
POWERED BY Apartments.com

RENT COMPS SUMMARY STATISTICS

Unit Breakdown	Low	Average	Median	High
Total Units	88	283	230	737
Studio Units	0	2	0	36
One Bedroom Units	0	79	40	229
Two Bedroom Units	48	165	150	402
Three Bedroom Units	0	37	23	110

Property Attributes	Low	Average	Median	High
Year Built	1962	1979	1979	2001
Number of Floors	2	2	2	3
Average Unit Size SF	709	913	900	1,124
Vacancy Rate	0.0%	8.5%	5.1%	39.0%
Star Rating	★★☆☆☆	★★☆☆☆ 2.9	★★★☆☆	★★★☆☆

Rent Comparables Summary

730 Anson St - Residences at Diamond Ridge

				Property Size		Asking Rent Per Month Per Unit				
	Property Name/Address	Rating	Yr Built	Units	Avg Unit SF	Studio	1 Bed	2 Bed	3 Bed	Rent/SF
1	Hawk Ridge 400 Hawk Ridge Dr	★★★☆☆	1998	168	746	$685	$699	$856	$957	$1.09
2	Northcliffe Forest 2030 Northcliffe Dr	★★★☆☆	1988	288	709	-	$679	$810	-	$1.03
3	Salem Ridge Apartment… 231 Brierhurst Rd	★★★☆☆	1985	120	732	-	$674	$762	-	$1.00
4	Morgan Ridge Apartments 100 Morgan Way	★★★☆☆	2001	432	957	-	$833	$984	$1,215	$0.97
5	The View at 5010 5010 Split Rail Cir	★★★☆☆	1983	433	812	-	$705	$801	$933	$0.95
6	Alder Ridge Apartments 3890 Old Vineyard Rd	★★★☆☆	1979	229	837	-	$677	$788	$953	$0.93
7	The Charleston 1010 Oak Grove Rd	★★★☆☆	1962	228	900	-	$714	$796	$969	$0.91
8	Woodsmill Apartments 748 Jonestown Rd	★★★☆☆	1985	88	721	-	$590	$690	-	$0.89
9	Loxley Chase 3736 Kings Row	★★★☆☆	1976	213	986	-	$764	$842	$1,101	$0.87
10	The Arlington 3411 Old Vineyard Rd	★★★☆☆	1980	294	960	-	-	$752	$850	$0.82
11	Glendare Park Apartments 240 Village Crossing	★★★☆☆	1968	737	993	-	$748	$822	$934	$0.82
12	Kensington Village 479 Louise Wilson Ln	★★★☆☆	1972	142	831	-	$593	$668	$869	$0.82
13	Arbors Apartments 4981 Hunt Club Rd	★★★☆☆	1970	472	941	-	$706	$791	-	$0.81
	Residences at Diamond… 730 Anson St	★★★☆☆	1960	336	848	-	$570	$662	$756	$0.79
14	The Arcadian 1805 Franciscan Ter	★★☆☆☆	1973	285	1,124	-	$715	$834	$1,049	$0.79
15	Sugar Creek 4190 Trace View Dr	★★★☆☆	1986	230	1,043	-	$689	$775	$987	$0.77
16	La Deara Crest Estates 2531 La Deara Crest Ln	★★☆☆☆	1966	245	749	-	$485	$554	$678	$0.75
17	Twin City Townhomes 1500 Zuider Zee Dr	★★★☆☆	1970	204	1,064	-	$606	$775	$885	$0.72

Rent Comparables Photo Comparison



1 Hawk Ridge

400 Hawk Ridge Dr
168 Units / 3 Stories
Rent/SF $1.09, Vacancy 6.6%
Owner: DAS Alliance Group

★★★☆☆



2 Northcliffe Forest

2030 Northcliffe Dr
288 Units / 2 Stories
Rent/SF $1.03, Vacancy 11.1%
Owner: Eller Capital Partners

★★★☆☆



3 Salem Ridge Apartment Ho...

231 Brierhurst Rd
120 Units / 2 Stories
Rent/SF $1.00, Vacancy 2.5%
Owner: Ginkgo Residential

★★★☆☆



4 Morgan Ridge Apartments

100 Morgan Way
432 Units / 3 Stories
Rent/SF $0.97, Vacancy 3.9%
Owner: RealSource Management, LLC

★★★☆☆



5 The View at 5010

5010 Split Rail Cir
433 Units / 2 Stories
Rent/SF $0.95, Vacancy 5.1%
Owner: Interurban Companies

★★★☆☆



6 Alder Ridge Apartments

3890 Old Vineyard Rd
229 Units / 2 Stories
Rent/SF $0.93, Vacancy 0.9%
Owner: Harvest Investments LLC

★★★☆☆



7 The Charleston

1010 Oak Grove Rd
228 Units / 2 Stories
Rent/SF $0.91, Vacancy 32.0%
Owner: Arch Companies

★★★☆☆



8 Woodsmill Apartments

748 Jonestown Rd
88 Units / 2 Stories
Rent/SF $0.89, Vacancy 0%
Owner: Gateway Management Servic...

★★★☆☆



9 Loxley Chase

3736 Kings Row
213 Units / 2 Stories
Rent/SF $0.87, Vacancy 4.2%
Owner: Interurban Companies

★★★☆☆





































Rent Comparables Photo Comparison

730 Anson St

10 The Arlington

3411 Old Vineyard Rd
294 Units / 3 Stories
Rent/SF $0.82, Vacancy 10.9%
Owner: Arch Companies
★★★☆☆

11 Glendare Park Apartments

240 Village Crossing
737 Units / 2 Stories
Rent/SF $0.82, Vacancy 4.3%
Owner: Ginkgo Residential
★★★☆☆

12 Kensington Village

479 Louise Wilson Ln
142 Units / 2 Stories
Rent/SF $0.82, Vacancy 4.2%
Owner: Community Housing Partners…
★★★☆☆

13 Arbors Apartments

4981 Hunt Club Rd
472 Units / 2 Stories
Rent/SF $0.81, Vacancy 0%
Owner: GMK Apartments
★★★☆☆

Subject Property

Residences at Diamond Ridge

730 Anson St
336 Units / 3 Stories
Rent/SF $0.79, Vacancy 3.9%
Owner: The DeRosa Group
★★★☆☆

14 The Arcadian

1805 Franciscan Ter
285 Units / 2 Stories
Rent/SF $0.79, Vacancy 39.0%
Owner: Arch Companies
★★☆☆☆

15 Sugar Creek

4190 Trace View Dr
230 Units / 3 Stories
Rent/SF $0.77, Vacancy 5.2%
Owner: Sugar Creek Apartment Homes
★★★☆☆

16 La Deara Crest Estates

2531 La Deara Crest Ln
245 Units / 2 Stories
Rent/SF $0.75, Vacancy 15.1%
Owner: Abraham & Berin Beroukha
★★☆☆☆

17 Twin City Townhomes

1500 Zuider Zee Dr
204 Units / 2 Stories
Rent/SF $0.72, Vacancy 5.9%
Owner: The Walden Group
★★★☆☆

Rent Comparables by Bedroom

730 Anson St - Residences at Diamond Ridge

Studio Comps	One Bed Comps	Two Bed Comps	Three Bed Comps
$685	$708	$798	$932
Subject	Subject	Subject	Subject
-	$570	$662	$756

Current Conditions in Rent Comps	Studio	1 Bedroom	2 Bedroom	3 Bedroom
Total Number of Units	36	1,350	2,799	623
Vacancy Rate	6.5%	8.0%	7.5%	14.6%
Asking Rent Per Unit	$685	$708	$798	$932
Asking Rent Per SF	$2.14	$1.01	$0.83	$0.78
Effective Rents Per Unit	$679	$705	$794	$925
Effective Rents Per SF	$2.12	$1.00	$0.83	$0.78
Concessions	0.7%	0.5%	0.5%	0.7%
Changes Past Year in Rent Comps	**Studio**	**1 Bedroom**	**2 Bedroom**	**3 Bedroom**
Year-Over-Year Effective Rent Growth	10.3%	5.4%	6.4%	0.3%
Year-Over-Year Vacancy Rate Change	-11.7%	-0.3%	-1.3%	-3.5%
12 Month Net Absorption in Units	2	5	61	22

EXISTING UNITS


2,799
623
36
1,350
Studio
1 Bedroom
2 Bedroom
3 Bedroom

VACANT UNITS


209
91
2
108
Studio
1 Bedroom
2 Bedroom
3 Bedroom

ASKING RENT PER UNIT PER MONTH


$1,000
$900
$800
$700
$600
$685
$708
$798
$932
Studio
1 Bed
2 Bed
3 Bed

12 MONTH NET ABSORPTION IN UNITS


80
60
40
20
0
2
5
61
22
Studio
1 Bed
2 Bed
3 Bed

One Bedroom Rent Comparables

730 Anson St - Residences at Diamond Ridge

Property Name/Address	Rating	One Bedroom Rent Per Unit	Rent/SF	Change in Rent Quarter	Change in Rent Year
Morgan Ridge Apartments 100 Morgan Way	★★★☆☆	$833 $800 $870	$1.00	-10.5%	4.4%
Loxley Chase 3736 Kings Row	★★★☆☆	$764 $740 $805	$1.11	0.0%	5.0%
Glendare Park Apartments 240 Village Crossing	★★★☆☆	$748 $645 $890	$1.00	7.1%	16.8%
The Arcadian 1805 Franciscan Ter	★★☆☆☆	$715 $709 $739	$0.97	0.0%	-2.2%
The Charleston 1010 Oak Grove Rd	★★★☆☆	$714 $699 $729	$1.05	0.0%	3.2%
Arbors Apartments 4981 Hunt Club Rd	★★★☆☆	$706	$0.97	0.3%	1.2%
The View at 5010 5010 Split Rail Cir	★★★☆☆	$705 $670 $710	$1.09	0.0%	5.2%
Hawk Ridge 400 Hawk Ridge Dr	★★★☆☆	$699 $678 $755	$1.40	0.2%	1.9%
Sugar Creek 4190 Trace View Dr	★★★☆☆	$689 $659 $719	$0.88	3.0%	3.0%
Northcliffe Forest 2030 Northcliffe Dr	★★★☆☆	$679 $585 $700	$1.08	0.8%	6.1%
Alder Ridge Apartments 3890 Old Vineyard Rd	★★★☆☆	$677	$1.05	0.3%	8.4%
Salem Ridge Apartment Homes 231 Brierhurst Rd	★★★☆☆	$674	$1.17	0.1%	4.0%
Twin City Townhomes 1500 Zuider Zee Dr	★★★☆☆	$606	$0.81	0.0%	-5.4%
Kensington Village 479 Louise Wilson Ln	★★★☆☆	$593	$1.11	0.1%	-1.0%
Woodsmill Apartments 748 Jonestown Rd	★★★☆☆	$590	$0.96	0.0%	6.7%
Residences at Diamond Ridge 730 Anson St	★★★☆☆	$570 $525 $658	$0.79	1.2%	3.1%
La Deara Crest Estates 2531 La Deara Crest Ln	★★☆☆☆	$485	$0.75	0.1%	0.1%
		$0 $400 $800 $1,200 $1,600			

CoStar Group™

Two Bedroom Rent Comparables

Property Name/Address	Rating	Two Bedroom Rent Per Unit	Rent/SF	Change in Rent	
				Quarter	Year
Morgan Ridge Apartments 100 Morgan Way	★★★☆☆	$984 $960 | $1,020	$0.96	-6.5%	20.7%
Hawk Ridge 400 Hawk Ridge Dr	★★★☆☆	$856 $838 | $915	$0.96	0.3%	2.6%
Loxley Chase 3736 Kings Row	★★★☆☆	$842 $801 | $897	$0.85	0.0%	5.4%
The Arcadian 1805 Franciscan Ter	★★☆☆☆	$834 $799 | $849	$0.71	0.0%	2.8%
Glendare Park Apartments 240 Village Crossing	★★★☆☆	$822 $740 | $1,050	$0.79	-6.4%	7.0%
Northcliffe Forest 2030 Northcliffe Dr	★★★☆☆	$810	$0.97	0.0%	4.6%
The View at 5010 5010 Split Rail Cir	★★★☆☆	$801 $770 | $820	$0.89	0.0%	4.6%
The Charleston 1010 Oak Grove Rd	★★★☆☆	$796 $789 | $873	$0.89	0.0%	5.8%
Arbors Apartments 4981 Hunt Club Rd	★★★☆☆	$791 $767 | $843	$0.76	0.3%	1.2%
Alder Ridge Apartments 3890 Old Vineyard Rd	★★★☆☆	$788 $778 | $798	$0.93	0.3%	6.8%
Sugar Creek 4190 Trace View Dr	★★★☆☆	$775 $759 | $819	$0.78	2.7%	2.7%
Twin City Townhomes 1500 Zuider Zee Dr	★★★☆☆	$775	$0.71	0.0%	4.0%
Salem Ridge Apartment Homes 231 Brierhurst Rd	★★★☆☆	$762 $686 | $795	$0.94	4.0%	9.3%
The Arlington 3411 Old Vineyard Rd	★★★☆☆	$752 $743 | $773	$0.83	2.3%	16.8%
Woodsmill Apartments 748 Jonestown Rd	★★★☆☆	$690	$0.85	0.0%	5.7%
Kensington Village 479 Louise Wilson Ln	★★★☆☆	$668 $648 | $688	$0.80	0.1%	-2.1%
Residences at Diamond Ridge 730 Anson St	★★★☆☆	$662 $650 | $675	$0.77	8.9%	11.7%
La Deara Crest Estates 2531 La Deara Crest Ln	★★☆☆☆	$554 $551 | $557	$0.74	1.1%	3.9%

$0 $450 $900 $1,350 $1,800

CoStar™

Three Bedroom Rent Comparables

Property Name/Address	Rating	Three Bedroom Rent Per Unit	Rent/SF	Change in Rent Quarter	Change in Rent Year
Morgan Ridge Apartments 100 Morgan Way	★★★☆☆	$1,215	$0.93	1.3%	0.4%
Loxley Chase 3736 Kings Row	★★★☆☆	$1,101 $1,078 $1,114	$0.80	0.2%	4.0%
The Arcadian 1805 Franciscan Ter	★★☆☆☆	$1,049	$0.80	0.0%	-2.5%
Sugar Creek 4190 Trace View Dr	★★★☆☆	$987 $949 $999	$0.68	2.1%	5.3%
The Charleston 1010 Oak Grove Rd	★★★☆☆	$969	$0.84	0.0%	3.9%
Hawk Ridge 400 Hawk Ridge Dr	★★★☆☆	$957 $893 $1,015	$0.89	0.2%	-5.4%
Alder Ridge Apartments 3890 Old Vineyard Rd	★★★☆☆	$953	$0.74	0.3%	6.5%
Glendare Park Apartments 240 Village Crossing	★★★☆☆	$934 $890 $998	$0.70	-17.4%	5.3%
The View at 5010 5010 Split Rail Cir	★★★☆☆	$933 $890 $990	$0.90	0.0%	3.9%
Twin City Townhomes 1500 Zuider Zee Dr	★★★☆☆	$885	$0.76	0.0%	4.1%
Kensington Village 479 Louise Wilson Ln	★★★☆☆	$869	$0.80	0.1%	-0.5%
The Arlington 3411 Old Vineyard Rd	★★★☆☆	$850	$0.80	-2.1%	-11.5%
Residences at Diamond Ridge 730 Anson St	★★★☆☆	$756 $664 $850	$0.81	0.2%	4.3%
La Deara Crest Estates 2531 La Deara Crest Ln	★★☆☆☆	$678 $601 $701	$0.77	0.1%	12.1%

$0 $400 $800 $1,200 $1,600



Construction Survey

730 Anson St

Residences at Diamond Ridge

336 Unit Apartment Building

Winston-Salem, North Carolina - Ardmore Neighborhood

PREPARED BY



Rent Comparables

Under Construction Properties

730 Anson St - Residences at Diamond Ridge

Properties	Units	Percent of Inventory	Avg. No. Units
2	511	4.8%	255

UNDER CONSTRUCTION PROPERTIES



Oak Crest
Reynolda House Museum of American Art
Guthrie
Willowbend
Winston-Salem
Union C
Clemmons
1
2
Subject Property
Under Construction
3 Mile Radius
Map data ©2020

UNDER CONSTRUCTION SUMMARY STATISTICS

	Low	Average	Median	High
Property Size in Units	240	255	255	271
Number of Stories	5	5	5	5
Average Unit Size SF	737	837	837	938
Star Rating	★★★★☆	★★★★☆ 4.0	★★★★☆	★★★★☆
Estimated Delivery Date	Jan 2021	Apr 2021	Apr 2021	Jul 2021
Months to Delivery	1	4	4	7
Construction Period in Months	16	16	16	16

Under Construction Properties

COMPLETIONS WITHIN NEXT 3 MONTHS

Property Name/Address	Rating	Units	Stories	Start	Complete	Developer/Owner
1 **The Easley Apartments** W 1st St	★★★★☆	271	-	Sep 2019	Jan 2021	DPJ Residential DPJ Residential

COMPLETIONS MORE THAN 6 MONTHS AWAY

Property Name/Address	Rating	Units	Stories	Start	Complete	Developer/Owner
2 **Link Apartments 4th St** 500 W Fifth St	★★★★☆	240	5	Mar 2020	Jul 2021	Grubb Properties Grubb Properties